SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Quarter ended June 30, 2003


                    ----------------------------------------

                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)

                  Ten Trinity Square, London EC3P 3AX, England
                    (Address of principal executive offices)


                    ----------------------------------------


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F or Form
                                     40-F.)

                    Form 20-F X            Form 40-F
                             ---                     ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                    Yes                       No X
                       ----                      --

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)




                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                              (unaudited)


                                                               Three months ended             Six months ended
                                                                    June 30,                      June 30,
                                                           ----------------------------  ----------------------------
                                                                2003           2002           2003           2002
                                                           -------------  -------------  -------------  -------------
                                                                       ($ million, except per share data)
Operating revenues
Commissions and fees ....................................        472.6          393.2        1,012.2          829.1
Interest and investment income...........................         19.0           17.8           34.5           32.9
                                                           -------------  -------------  -------------  -------------
                                                                 491.6          411.0        1,046.7          862.0
Operating expenses.......................................       (358.6)        (307.2)        (723.8)        (613.6)
                                                           -------------  -------------  -------------  -------------
Operating income.........................................        133.0          103.8          322.9          248.4
Profit/(loss) on disposal/closure of operations..........          3.9          (11.8)           3.8          (11.8)
Share of profit of associates............................          1.7            1.4           17.1           11.9
Interest income (Note 2).................................         12.4           17.7           27.9           34.4
Interest expense.........................................        (11.9)         (16.9)         (26.8)         (33.3)
                                                           -------------  -------------  -------------  -------------
Income before taxation...................................        139.1           94.2          344.9          249.6
Taxation.................................................        (49.2)         (29.3)        (121.3)         (85.2)
                                                           -------------  -------------  -------------  -------------
Income after taxation....................................         89.9           64.9          223.6          164.4
Equity minority interests................................         (0.6)          (0.3)          (3.5)          (6.7)
                                                           -------------  -------------  -------------  -------------
Net income (i)...........................................         89.3           64.6          220.1          157.7
Dividends................................................        (22.7)           -            (22.7)           -
                                                           -------------  -------------  -------------  -------------
Retained income..........................................         66.6           64.6          197.4          157.7
                                                           -------------  -------------  -------------  -------------

Net income per ordinary share (i)........................         $0.19          $0.13          $0.46          $0.33
                                                           -------------  -------------  -------------  -------------

Average number of ordinary shares outstanding (in                481.7          481.7          481.7          481.7
  millions)..............................................
---------------------------------------------------------  -------------  -------------  -------------  -------------

(i) A summary of the adjustments to net income that would be required if United States generally accepted accounting principles ("US GAAP") were to be applied instead of those accounting principles generally accepted in the United Kingdom ("UK GAAP") is set forth in Note 6.


                                     CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                                                              (unaudited)

                                                               Three months ended             Six months ended
                                                                    June 30,                      June 30,
                                                           ----------------------------  ----------------------------
                                                                 2003           2002           2003           2002
                                                           -------------  -------------  -------------  -------------
                                                                                  ($ million)
Net income...............................................        89.3           64.6          220.1          157.7
Currency translation differences.........................        (2.5)         (18.7)          (0.1)           3.2
                                                           -------------  -------------  -------------  -------------

Total recognized gains and losses (ii)...................        86.8           45.9          220.0          160.9
---------------------------------------------------------  -------------  -------------  -------------  -------------

(ii) A statement of Comprehensive Income under US GAAP is set forth in Note 6.





                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                                              (unaudited)


                                                                                          June 30,      December 31,
                                                                                              2003           2002(i)
                                                                                       --------------  --------------
                                                                                                ($ million)

                                       ASSETS
Current assets
  Cash and short-term deposits.....................................................           969.8         1,003.4
  Investments......................................................................           896.6           624.5
  Accounts receivable, net.........................................................         9,778.9         7,816.6
                                                                                       --------------  --------------
                                                                                           11,645.3         9,444.5
                                                                                       --------------  --------------
Fixed assets
  Intangible assets - goodwill, net................................................           179.2           115.7
  Tangible assets, net.............................................................           222.9           211.9
  Investments......................................................................            52.7            47.4
                                                                                       --------------  --------------
                                                                                              454.8           375.0
                                                                                       --------------  --------------

Total assets.......................................................................        12,100.1         9,819.5
                                                                                       --------------  --------------

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable.................................................................         9,820.5         7,724.8
  Corporate tax payable............................................................           209.8           168.7
  Accruals and deferred income ....................................................           224.4           233.9
  Bank loans and overdrafts........................................................             -               3.0
  Other current liabilities........................................................           265.0           259.2
                                                                                       --------------  --------------
                                                                                           10,519.7         8,389.6
                                                                                       --------------  --------------
Noncurrent liabilities
  Bank loans.......................................................................           117.7           157.2
  9% Senior Subordinated Notes due 2009............................................           371.6           408.9
  Other noncurrent liabilities.....................................................            60.9            51.7
                                                                                       --------------  --------------
                                                                                              550.2           617.8
                                                                                       --------------  --------------

Provisions for liabilities and charges (Note 5)....................................           156.0           129.0

Equity minority interests..........................................................            18.5            24.7
                                                                                       --------------  --------------
Total liabilities and minority interests...........................................        11,244.4         9,161.1
Shareholders' equity (ii)
  Share capital....................................................................            97.9            97.9
  Share premium....................................................................           221.8           221.8
  Revaluation reserve..............................................................            21.5            21.5
  Retained earnings................................................................           514.5           317.2
                                                                                       --------------  --------------
                                                                                              855.7           658.4
                                                                                       --------------  --------------

Total liabilities and shareholders' equity.........................................        12,100.1         9,819.5
-------------------------------------------------------------------------------------  --------------  --------------

(i) The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii) A summary of the adjustments to shareholders' equity that would be required if US GAAP were to be applied instead of UK GAAP is set forth in
      Note 6.



                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              (unaudited)


                                                                                              Six months ended
                                                                                                  June 30,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net cash inflow from operating activities (Note 3)..................................         475.6           449.0
Dividends from associates...........................................................           4.3             2.5
Returns on investments and servicing of finance
  Interest received.................................................................          29.7            37.1
  Interest paid.....................................................................         (26.7)          (33.5)
  Bank fees on borrowings...........................................................          (0.3)           (0.4)
  Minority dividends paid...........................................................          (3.6)           (1.6)
                                                                                       --------------  --------------
                                                                                              (0.9)            1.6
                                                                                       --------------  --------------

Taxation............................................................................         (72.7)          (39.5)
Capital expenditure and financial investment
  Purchase of tangible fixed assets.................................................         (25.6)          (17.2)
  Sale of tangible fixed assets.....................................................           2.5             1.1
  Purchase of fixed asset investments...............................................          (0.5)            -
                                                                                       --------------  --------------
                                                                                             (23.6)          (16.1)
                                                                                       --------------  --------------
Acquisitions and disposals
  Purchase of subsidiaries..........................................................         (71.9)          (11.2)
  Sale of subsidiaries..............................................................           1.6             -
  Net cash transferred on purchase/sale of subsidiaries.............................           -              30.0
  Purchase of associates............................................................          (0.2)            -
  Sale of associates................................................................           4.8             -
  Proceeds from sale of operations..................................................           3.0             -
                                                                                       --------------  --------------
                                                                                             (62.7)           18.8
                                                                                       --------------  --------------

Equity dividends paid...............................................................         (22.7)            -
                                                                                       --------------  --------------

Cash flow before management of liquid resources and financing.......................         297.3           416.3
Management of liquid resources......................................................        (205.6)         (276.8)
Financing
  Amounts due from parent company...................................................         (31.2)          (46.9)
  Amounts due to parent company.....................................................          12.5             -
  Debt due beyond a year:
    Decrease in long-term borrowings................................................         (77.5)         (110.4)
                                                                                       --------------  --------------
                                                                                             (96.2)         (157.3)
                                                                                       --------------  --------------

Decrease in cash....................................................................          (4.5)          (17.8)
-------------------------------------------------------------------------------------  --------------  --------------

(i) The differences between the consolidated statements of cash flows presented above and that required under US GAAP are described in Note 6.


                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


Note 1 - Basis of preparation

      These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with UK GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2002. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2 - Interest income

      Substantially all the Company's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating                Six months ended
activities                                                                                       June 30,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Operating income......................................................................       322.9           248.4
Depreciation and amortization.........................................................        24.3            19.6
(Profit)/loss on sale of tangible fixed assets........................................        (0.3)            0.5
Increase in receivables...............................................................    (1,756.6)       (1,333.4)
Increase in payables..................................................................     1,860.8         1,518.8
Net movement on provisions............................................................        24.5            (4.9)
                                                                                       --------------  --------------

Net cash inflow from operating activities.............................................       475.6           449.0
-------------------------------------------------------------------------------------  --------------  --------------

Reconciliation of net cash flow to movement in net funds                                     Six months ended
                                                                                                 June 30,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net funds at beginning of period....................................................       1,968.3         1,548.7
Net cash flow.......................................................................          (4.5)          (17.8)
Management of liquid resources......................................................         205.6           276.8
Financing...........................................................................          96.2           157.3
Non-cash movements..................................................................          (6.2)            -
Currency exchange movements.........................................................          37.9           114.2
                                                                                       --------------  --------------

Net funds at end of period..........................................................       2,297.3         2,079.2
-------------------------------------------------------------------------------------  --------------  --------------

Note 4 - Reconciliation of movements in shareholders' equity                                 Six months ended
                                                                                                 June 30,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net income..........................................................................         220.1           157.7
Dividends...........................................................................         (22.7)            -
Ordinary shares issued..............................................................           -              19.5
Goodwill reinstated on disposals....................................................           -              11.1
Exchange adjustments................................................................          (0.1)            3.2
                                                                                       --------------  --------------
Net increase in shareholders' equity................................................         197.3           191.5
Shareholders' equity at beginning of period.........................................         658.4           330.5
                                                                                       --------------  --------------

Shareholders' equity at end of period...............................................         855.7           522.0
-------------------------------------------------------------------------------------  --------------  --------------


                      WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)


Note 5 - Provisions for liabilities and charges

      In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

      At June 30, 2003, the Company had provisions of $13.4 million relating to this issue. Although the Company considers these provisions to be prudent, there remains some uncertainty as to the ultimate exposure relating to the review.

      At June 30, 2003, the Company had provisions of $15.1 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) ("Sovereign") (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

      The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Similar to other corporations, the Company is also subject to a variety of other claims, including those relating to the Company's employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

      Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles, the Company has established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the outcome of the actual claims, lawsuits and proceedings to which the Company is subject or potential claims, lawsuits and proceedings, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

      The unaudited condensed consolidated financial statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Summaries of the significant differences as they apply to the Company are set forth in
Note 30 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2002.

      The effect on net income/(loss), comprehensive income/(loss) and shareholders' equity of applying the significant differences between UK GAAP and US GAAP described above is summarized as follows:

Net income                                                         Three months ended               Six months ended
                                                                        June 30,                        June 30,
                                                              ------------------------------  ------------------------------
                                                                    2003            2002            2003            2002
                                                              --------------  --------------  --------------  --------------
                                                                                       ($ million)
Net income as reported in the consolidated statement of
  operations.............................................            89.3            64.6           220.1           157.7
Adjustments:
Operating expenses - performance options....................         (5.6)          (78.1)          (13.1)          (96.0)
Goodwill and other intangible assets........................          3.1             1.8             5.3             3.5
Gain on disposal/closure of operations......................          0.5            11.1             0.5            11.1
Software development costs .................................          1.0             -               1.9             -
(Loss)/gain on derivative instruments.......................         (1.7)            1.2            (2.5)            1.4
Pension costs...............................................          2.7             0.7             5.0             1.3
Deferred taxes - effect of above adjustments................          0.2           (11.0)            0.8            (7.3)
                                                              --------------  --------------  --------------  --------------

Net income/(loss) as adjusted to accord with US GAAP....             89.5            (9.7)          218.0            71.7
------------------------------------------------------------  --------------  --------------  --------------  --------------

Comprehensive income/(loss)                                        Three months ended               Six months ended
                                                                        June 30,                        June 30,
                                                              ------------------------------  ------------------------------
                                                                    2003            2002            2003            2002
                                                              --------------  --------------  --------------  --------------
                                                                                       ($ million)
Net income/(loss) as adjusted to accord with US GAAP....             89.5            (9.7)          218.0            71.7
Other comprehensive income/(loss):
  Foreign currency translation adjustments.................          (2.4)          (17.4)            -               4.0
  Net gain on derivative instruments.......................           6.4            13.2             1.0            11.5
  Unrealized holding (loss)/gain...........................          (0.8)            0.8            (1.1)            0.3
                                                              --------------  --------------  --------------  --------------

Comprehensive income/(loss)................................          92.7           (13.1)          217.9            87.5
------------------------------------------------------------  --------------  --------------  --------------  --------------

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity                                                                        June 30,       December
                                                                                                2003       31, 2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Shareholders' equity as reported in the consolidated balance sheet..................           855.7           658.4
Adjustments:
Fixed assets:
  Goodwill and other intangible assets - cost ......................................         1,313.2         1,314.8
                                       - amortization...............................           (92.0)          (99.6)
  Software development costs........................................................             2.9             1.0
Current assets:
  Investments.......................................................................             2.0             3.6
  Receivables - derivative instruments..............................................            39.5            38.8
  Pension cost asset................................................................            38.9            28.0
Noncurrent assets:
  Receivables - derivative instruments..............................................            30.9            29.8
  Minimum pension liability adjustment..............................................           (77.3)          (77.3)
Current liabilities:
  Payables - derivative instruments.................................................            (3.3)           (0.8)
  Deferred consideration............................................................             4.4             4.4
Noncurrent liabilities:
  Pension costs liability...........................................................           (48.6)          (43.0)
   Payables - derivative instruments................................................            (7.2)           (7.0)
  Minimum pension liability adjustment..............................................          (165.2)         (165.2)
  Taxation..........................................................................           (10.2)           (8.8)
Provisions for liabilities and charges:
  Deferred taxes - effect of above adjustments .....................................           112.2           110.5
                                                                                       --------------  --------------

Shareholders' equity as adjusted to accord with US GAAP.............................         1,995.9         1,787.6
-------------------------------------------------------------------------------------  --------------  --------------


      The categories of cash flow activity under US GAAP can be summarized as follows:

Consolidated statement of cash flows                                                         Six months ended
                                                                                                 June 30,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Cash inflow from operating activities..............................................          270.7           202.6
Cash outflow from investing activities.............................................          (88.5)          (12.9)
Cash outflow from financing activities.............................................         (118.9)         (157.3)
                                                                                       --------------  --------------

Increase in cash and cash equivalents..............................................           63.3            32.4
Effect of foreign exchange rate changes............................................            5.6             4.8
Cash and cash equivalents at beginning of period...................................          208.1           124.1
                                                                                       --------------  --------------

Cash and cash equivalents at end of period.........................................          277.0           161.3
-------------------------------------------------------------------------------------  --------------  --------------



Note 7 - Subsequent Event

      Following enactment of the UK Finance Act 2003 on July 10, 2003, stock options exercised by UK employees on or after January 1, 2003 will give rise to a corporate tax deduction based on the difference between the Willis share price on the date of exercise and the option exercise price.

      Consequently, in the third quarter of 2003, a tax benefit will be recognized based on the number of stock options exercised in the nine-month period to September 30, 2003.

      Had the legislation been in force at June 30, 2003 a tax benefit of approximately $28.0 million would have been recognized.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

      Total revenues increased by $80.6 million (20%) to $491.6 million in the second quarter of 2003 from $411.0 million in the second quarter of 2002. Approximately 4% of this increase was attributable to the effect of foreign currency exchange rate movements and approximately (2)% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 18% higher in the second quarter of 2003 than in the corresponding quarter of 2002. For the six months to June 30, 2003, total revenues were $1,046.7 million, 21% higher than in the corresponding period of 2002. Approximately 5% of this increase was attributable to the effect of foreign currency exchange rate movements and approximately (2)% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 18% higher than in the corresponding period of 2002. Of the 18% increase in our underlying revenues for the six months, 13% was attributable to net new business, up from 10% in the corresponding period a year ago, and 5% from higher premium rates.

      Operating income increased by $29.2 million (28%) to $133.0 million in the second quarter of 2003 from $103.8 million in the second quarter of 2002. For the six months, operating income was $322.9 million, an increase of $74.5 million (30%) compared to the corresponding period in 2002.

      Net income increased by $24.7 million (38%) to $89.3 million ($0.19 per share) in the second quarter of 2003 from net income of $64.6 million ($0.13 per share) in the second quarter of 2002. For the six months, net income was $220.1 million ($0.46 per share) compared with $157.7 million ($0.33 per share) a year ago.

Revenues

      Commissions and fees increased by 20% to $472.6 million in the second quarter of 2003 from $393.2 million in the second quarter of 2002 and interest income earned of $19.0 million on fiduciary funds was $1.2 million (7%) higher than in the second quarter 2002.

      Global: Revenues generated by our Global business increased by 24% to $244.5 million in the second quarter of 2003 from $197.4 million in the second quarter of 2002. Approximately 4% of this increase in revenues arose from the effects of foreign currency exchange rate movements. The effect of acquisitions and disposals was immaterial. Adjusting for these items, Global's revenues on an underlying basis increased by 20%. Global's property and casualty, reinsurance and specialties, including marine and aerospace, continued to grow through new business wins across our global marketplace and higher premium rates.

      North America: Revenues generated by our North America business increased by 9% to $171.9 million in the second quarter of 2003 from $158.0 million in the second quarter of 2002. The disposal of the third-party administration units in 2002 impacted the increase in revenues by approximately (5)%. Adjusting for this item, North America's revenues on an underlying basis increased by 14% attributable to new business development and higher premium rates.

      International: Revenues generated by our International business increased by 35% to $75.2 million in the second quarter of 2003 from $55.6 million in the second quarter of 2002. Foreign currency exchange rate movements accounted for approximately 14% of the reported increase in revenues, largely due to the strengthening of the euro, and the effect of acquisitions and disposals accounted for a further 3% of the reported increase in revenues. Adjusting for these items, International's revenues on an underlying basis increased by 18%, led by good performance in Continental Europe, Latin America and Eastern Hemisphere, principally Australia.

Expenses

      Operating expenses increased by $51.4 million (17%) to $358.6 million in the second quarter of 2003 from $307.2 million in the second quarter of 2002. Foreign currency exchange rate movements accounted for approximately 3% of the increase in operating expenses and approximately (2)% was attributable to the effect of acquisitions and disposals. Adjusting for these items, operating expenses grew by 16% in the second quarter of 2003 compared with the second quarter of 2002. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives. For the six months, operating expenses were 18% higher than a year ago but 16% on a constant currency basis adjusting for acquisitions and disposals. Approximately 5% of the reported increase in operating expenses was attributable to foreign currency exchange rate movements and approximately (3)% was attributable to the effect of acquisitions and disposals.

 Profit/(loss) on disposal/closure of operations

      During the second quarter of 2003, the Company disposed of the business of its retail office in Salt Lake City and its shareholding in its associate Buck & Willis Healthcare Limited. These disposals generated a profit on disposal of $3.9 million which included a non-cash charge of $0.8 million representing the write-off of goodwill. During the second quarter 2002, the Company disposed of Willis Safety Solutions. The loss on disposal amounted to $11.8 million which included a non-cash charge of $11.1 million, representing the write-off of goodwill previously eliminated against reserves.

Associates

      Our share of income before tax of our associates was $1.7 million in the second quarter of 2003, compared with $1.4 million in the corresponding period of 2002. For the six months, our share of income before tax of our associates was $17.1 million compared with $11.9 million a year ago. This increase was due to improved performance of our associates, led by Gras Savoye.


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

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Interest

      Interest income of $12.4 million in the second quarter of 2003 was $5.3 million lower than in the second quarter of 2002, reflecting lower principal amounts of debt outstanding totaling $578.9 million at June 30, 2003 compared with $676.8 million a year ago. Interest income represents interest receivable on loans advanced to our indirect parent company Trinity Acquisition Limited.

      Interest expense of $11.9 million in the second quarter of 2003 was $5.0 million lower than in the second quarter of 2002, reflecting lower principal amounts of debt outstanding totaling $490.0 million at June 30, 2003 compared with $676.8 million a year ago. Interest expense represents interest payable on long-term debt consisting of senior credit facilities and the 9% senior subordinated notes due 2009.

Minority Interest

      Minority interest for the second quarter of 2003 was $0.6 million compared with $0.3 million for the second quarter of 2002. For the six months, minority interest was $3.5 million, a decrease of $3.2 million compared with $6.7 million a year ago. The decrease in minority interest was largely due to the acquisition of the remaining 22% minority interest in Willis GmbH and the purchase of an additional 23% ownership in Willis Iberia, both with effect from January 1, 2003.

Income Taxes

      Income tax expense for the second quarter of 2003 amounted to $49.2 million, this gives an effective tax rate of 36%, compared to 28% for 2002 after adjusting for the profit/(loss) on disposal (including goodwill written off). Income tax expense for the six months ended June 2003 amounted to $121.3 million, giving an effective tax rate of 35%, compared to 33% for the corresponding period of 2002 after adjusting for the profit/(loss) on disposal (including goodwill written off).

      On July 10, 2003, the UK Finance Act 2003 became law, provisions of which granted a statutory corporate tax deduction for the compensation cost attributable to exercises of stock options by UK employees. With effect from January 1, 2003, we will be able obtain a UK corporate tax deduction for the difference between the Willis share price on the date of exercise of a stock option and the option exercise price. Consequently, we will recognize a tax benefit in the third quarter of 2003 based on the number of stock options exercised in the nine-month period to September 30, 2003. Had the legislation been in force at June 30, 2003, we would have recognized a tax benefit of approximately $28.0 million.

Liquidity and Capital Resources

      Net cash inflow from operating activities increased by $26.6 million to $475.6 million in the six months from $449.0 million in the corresponding period of 2002. This increase was primarily due to improved operating results. A cash dividend of $22.7 million was paid on April 14, 2003.

      During the six months ended June 30, 2003, we repaid $39.5 million of our term loans ahead of the repayment schedule and repurchased $38.0 million of 9% Senior Subordinated Notes.

      On January 1, 2003, we acquired the remaining 22% interest, in addition to the 78% already owned, in Willis GmbH, Germany's third largest insurance broker. On January 1, 2003, we also acquired an additional 23% holding in Willis Iberia to add to the 54% already owned. The remaining 23% of Willis Iberia is owned by our associate, Gras Savoye. On May 29, 2003, we acquired a further 20% holding in Willis Italia to add to the 67% we already owned.

      We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150.0 million revolving credit facility.

Differences between UK GAAP and US GAAP

      Net income for the second quarter of 2003 of $89.3 million and for the six months of $220.1 million under UK GAAP, compared with net income of $89.5 million and $218.0 million, respectively under US GAAP.

      Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 30 of the Company's audited consolidated financial statements for the year ended December 31, 2002.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Information concerning forward-looking statements

      We have included in this document forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our intentions, beliefs, expectations or predictions for the future. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Although we believe that the expectations reflected in forward-looking statements are reasonable we can give no assurance that those expectations will prove to have been correct. All forward-looking statements contained in this document are qualified by reference to this cautionary statement.





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



                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       WILLIS GROUP LIMITED
                                       (Registrant)




                                       By: /s/ THOMAS COLRAINE
                                           -------------------
                                       Name: Thomas Colraine
                                       Title: Group Chief Financial Officer

Date: August 14, 2003

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